MAKE LOVE NOT PORN, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2024

MAKE LOVE NOT PORN, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Make Love Not Porn, LLC
New York, New York

We have reviewed the accompanying financial statements of Make Love Not Porn, LLC (Partnership), which comprise the balance sheet as of December 31, 2024 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principals generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The Company financial statements have been prepared assuming that the company will continue, as a going concern. As discussed in note 2 of the financial statements. The Company has suffered recurring losses from operations that raises substantial doubt in its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2 on the financial statement. The financial statement does not include any adjustments that may result from the outcome of this uncertainty.

Bauman & Krasnoff LLP
Bauman + Krasnoff LLP
March 13, 2026

MAKE LOVE NOT PORN, LLC
BALANCE SHEET
December 31, 2024

ASSETS

Current Assets			
Cash			$ 56,542
Property and Equipment			
Furniture and Fixtures		8,156	
Trademark		325	
Leasehold Improvements		595,025	
		603,506	
Accumulated Depreciation		(431,772)	
			171,734
Other Assets			
Loan Receivables - Cindy Gallop Inc.			210,719
Total Assets			$ 438,995

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities			
Credit Card Payable			$ 81,444
Other Liabilities			
Loan Payable - Lucinda Gallop		299,097	
Loan Payable - IfWeRanTheWorld		(18,761)	
Eutopia Ventures LLC		200,000	
John Allison		100,000	
Jonathan Lee Sanchez		25,000	
Anne Devereux		25,000	
Amy Kunrojpanya		100,000	
WeFunder		344,270	
Total Other Liabilities			1,074,606
Members' Equity			
Equity - Jam Tomorrow		541,760	
Equity - Lucinda Gallop		(746,116)	
Equity - Corey Innis		(43)	
Equity - Eunice Chase		(43)	
Net Income		(512,613)	
Total Members' Equity			(717,055)
Total Liabilities and Members' Equity			$ 438,995

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF INCOME
For the year ended December 31, 2024

Revenues		$ 602,588
Operating Expenses		
Bank Charges	497	
Conferences and Seminars	1,500	
Contract Workers	47,834	
Depreciation	40,239	
Domain Costs	1,303	
Dues and Subscriptions	21,162	
Filing Fees	300	
Hosting	5,468	
Gifts	123	
Interest Expense	10,776	
Marketing/Advertising Expense	43,671	
Meals and Entertainment	2,973	
Merchant Account Fees	107,788	
Office Expenses	843	
Office Supplies	196	
Outsourced Service	542,000	
Professional Fees	55,222	
Rent Expense	-	
Royalties	174,150	
Tech Development	55,400	
Telephone Expense	-	
Travel Expense	3,767	
Video Streaming	-	
Total Operating Expenses		1,115,212
Net Operating Loss		(512,624)
Other Income		$ 11
Net loss		$ (512,613)

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

Cash Flow from Operating Activities		
Net Loss	$	(512,613)
Adjustments to reconcile net income		
to net cash used by operating		
activities		
Depreciation and Amortization		40,239
Changes in operating assets and liabilities:		
Loan Receivables (Cindy Gallop Inc)		44,037
Retainage		-
Deferred Interest		-
Security Deposit		-
Accounts Payable		-
Credit Card Payable		9,651
Garnishment Payable		-
Net Cash Used		
By Operating Activities		(418,686)
Cash Flows from Investing Activities		
Purchase of Equipment and Vehicles		-
Net Cash Used		
By Investing Activities		-
Cash Flows from Financing Activities		
Loan Payable		-
Loan Members		364,638
Distributions		-
Net Cash Provided		
By Financing Activities		364,638
Net Decrease in Cash		(54,048)
Cash at beginning of year		110,590
Cash at end of year	$	56,542
Supplemental Information		
Interest paid	$	-
Income tax paid	$	-

See accountant's review report and notes to financial statements.

1. Summary of Significant Accounting Policies

Business Activity
Make Love Not Porn, LLC (a Partnership) was incorporated in August, 2011 in Delaware. The Company is an online information service company which specializes in personal relationships.

Cash
Cash includes cash on hand and cash in checking accounts. The Corporation maintains its bank deposits with high credit financial institutions. At times, such deposits may be in excess of federally insured limits. The Corporation has not experienced any losses on such amounts.

Accounts Receivable
Accounts receivable are recorded at their estimated realizable value, after reduction for an allowance for estimated uncollectible accounts. The allowance for uncollectible accounts is determined primarily through specific identification and evaluation of significant past due amounts, supplemented by an estimate applied to the remaining balance of past due accounts, which is based on historical experience. Accounts are deemed past due when payment has not been received within the stated time period. The Company reviews individual past due amounts periodically and writes off amounts for which all collection efforts are deemed to have been exhausted. At December 31, 2024, an allowance for doubtful accounts is not provided since, in the opinion of management, all accounts recorded on the books are deemed collectible.

Property and Equipment
Property and equipment are stated at cost. Significant additions and improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is calculated using accelerated methods over the estimated useful lives (5 to 7 years) of the related assets. Leasehold improvements are amortized over the lives of the respective assets.

Loan Receivables
Loan Receivables - Cindy Gallop Inc is a non interest bearing demand note receivable from an affiliated company.

Loan Payables
Loan Payable - Lucinda Gallop is a non interest bearing demand note payable from a member.
Loan Payable - IfWeRanTheWorld is a non interest bearing demand note payable from an affiliated company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
As a Limited Liability Company, the company's taxable income or loss is allocated to member's in accordance with the operating agreement. Therefore, no provisions or income taxes has been included in the financial statements.

The company evaluates it's tax positions that had been taken or are expected to be taken on income tax returns to determine if an accrual is necessary or uncertain tax positions. As of December 31, 2024, the unrecognized tax benefit accrual was zero. The Company will recognized future accrued interest and penalties related to unrecognized tax benefits in income tax expenses if incurred.

2.Going Concern
The company has suffered financial losses for a number of years. Management has always been able to procure capital infusions to finance the annual financial losses. Management is currently looking for other sources of capital to finance current operations. Should management not be able to procure such financing the company is at risk of being a going concern.